Exhibit 99.1
TELESAT COMPLETES AGREEMENTS FOR SATELLITE CAPACITY WITH
BELL TV AND ECHOSTAR CORPORATION
Bell TV Commits to Construction of New Canadian Broadcast Satellite and
EchoStar Will Use Entire Available Nimiq 5 Payload
OTTAWA CANADA, September 17, 2009 — Telesat, the world’s fourth largest fixed satellite services operator, announced today that it has completed agreements for new satellite capacity with two of its key customers, Bell TV and EchoStar Corporation (Nasdaq: SATS).
Bell TV, the leading provider of direct-to-home services in Canada, has agreed to utilize a new Telesat direct broadcast satellite which is planned for construction beginning in the first quarter of 2010. The new satellite will augment Bell TV’s capacity and capabilities at its prime orbital locations of 82 and 91 degrees West. EchoStar, which had previously contracted for half the capacity of Telesat’s new Nimiq 5 satellite, has now committed to use the entire available Nimiq 5 payload for the anticipated 15-year life of the satellite.
“We are very pleased to have entered into arrangements that meet the strategic requirements of Bell TV and EchoStar, two longstanding and important Telesat customers,” said Dan Goldberg, Telesat’s President and CEO. “We look forward to the launch of Nimiq 5 scheduled for later today and beginning construction on the new satellite for Bell TV early next year.”
Nimiq 5 is scheduled for launch on a Proton rocket September 18th from the Baikonur Cosmodrome in Kazakhstan (September 17th in Ottawa) and is intended to operate in geostationary orbit from 72.7 degrees West. EchoStar expects to provide capacity from Nimiq 5, which has 32 high-powered Ku-band transponders, to its customer, DISH Network L.L.C., a wholly owned subsidiary of DISH Network Corporation, for the delivery of direct-to-home television services.
About Telesat (www.telesat.com)
Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat is the fourth-largest fixed satellite services operator. The company provides reliable and secure satellite-delivered communications solutions to broadcast, telecom, corporate and government customers. Telesat has a global state-of-the-art fleet of 11 in-orbit satellites, with one scheduled for launch and another under construction, and manages the operations of 12 additional satellites for third parties. Telesat is privately held. Its principal shareholders are

Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc.
About EchoStar Corporation
EchoStar Corporation (Nasdaq: SATS) provides equipment sales, digital broadcast operations, and satellite services that enhance today’s digital TV lifestyle, including products from Sling Media, Inc., a wholly owned subsidiary. Headquartered in Englewood, Colo., EchoStar has 25 years of experience designing, developing and distributing award-winning television set-top boxes and related products for pay television providers and is creating hardware and service solutions for cable, telco, IPTV and satellite TV companies. EchoStar includes a network of 10 digital broadcast centers and leased fiber optic capacity with points of presence in approximately 160 U.S. cities. EchoStar also delivers satellite services through eight satellites and related FCC licenses. Visit www.echostar.com.
About DISH Network L.L.C.
DISH Network L.L.C., a wholly owned subsidiary of DISH Network Corporation (Nasdaq: DISH), the nation’s HD leader, provides approximately 13.610 million satellite TV customers as of June 30, 2009, with the highest quality programming and technology at the best value, including the lowest all-digital price nationwide. Customers have access to hundreds of video and audio channels, the most HD channels, the most international channels, state-of-the-art interactive TV applications, and award-winning HD and DVR technology including 1080p Video on Demand and the ViP® 722 HD DVR, a CNET and PC Magazine “Editors’ Choice.” Visit www.dishnetwork.com
Telesat Forward-Looking Statements Safe Harbour
This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “scheduled for”, “planned”, “will”, or “expected” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s final prospectus filed with the United States Securities and Exchange Commission (SEC) on June 29, 2009 as well as Telesat Canada’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exclusive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Telesat disclaims any obligation or undertaking to update or revise the information herein.
Forward looking statements — EchoStar safe harbor
Except for historical information contained herein, the matters set forth in this press release are forward-looking statements. The forward-looking statements set forth above involve a number of risks and uncertainties that could cause actual results to differ materially from any such statement, including the risks and uncertainties discussed in EchoStar Corporation’s Disclosure Regarding Forward-Looking Statements included in its recent filings with the Securities and Exchange Commission, including its annual report on Form 10-K and its most recent quarterly report on Form 10-Q. The forward-looking statements speak only as of the date made, and EchoStar Corporation expressly disclaims any obligation to update these forward-looking statements.
Forward looking statements — DISH Network safe harbor
Except for historical information contained herein, the matters set forth in this press release are forward-looking statements. The forward-looking statements set forth above involve a number of risks and uncertainties that could cause actual results to differ materially from any such statement, including the risks and uncertainties discussed in DISH Network’s Disclosure Regarding Forward-Looking Statements included in its recent filings with the Securities and Exchange Commission, including its annual report on Form 10-K and its most recent quarterly report on Form 10-Q. The forward-looking statements speak only as of the date made, and DISH Network Corporation expressly disclaims any obligation to update these forward-looking statements.
For further information:
Vanessa Brûlé, Telesat, +1 613 748-8700 ext. 2407 (vbrule@telesat.com)